UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: September, 2026.

Commission File Number: 001-39789

Fusion Fuel Green PLC
(Translation of registrant’s name into English)

9 Pembroke Street Upper

Dublin D02 KR83

Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On September 30, 2026, Steven Gold gave notice that he had resigned as a director of Fusion Fuel Green PLC, an Irish public limited company (the “Company”), effective immediately. Mr. Gold’s resignation was due to personal obligations and other commitments that require his increased time and attention. The Company expresses its gratitude to Mr. Gold for his service.

This Report on Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-298887, 333-287226, 333-289429, 333-286198, 333-286202, 333-251990, 333-264714, 333-276880, 333-293286, and 333-294414) and Form S-8 (File Nos. 333-258543 and 333-291732) and the prospectuses thereof and any prospectus supplements or amendments thereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fusion Fuel Green PLC
(Registrant)

Date: October 2, 2026	/s/ Frederico Figueira de Chaves
Frederico Figueira de Chaves
Chief Executive Officer, Interim Chief Financial Officer and Chief Strategy Officer